Exhibit 99.3

April 17, 2018

Richard D. Phillips

President and CEO of Essendant Inc . One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015 Dear

Mr. Phillips:

On behalf of Staples, Inc. (“Staples”), I am pleased to submit this proposal to acquire Essendant Inc. (“Essendant”). This transaction represents a compelling opportunity to create superior value for your stockholders. Under our proposal, Staples would acquire all of the outstanding shares of Essendant common stock for $11.50 per share in cash.

Our proposal represents a 23.9% premium over the all-stock consideration to be received by your stockholders pursuant to the proposed combination with Genuine Parts Company’s S.P. Richards business (“S.P. Richards”) based on the April 17th closing price of Essendant’s common stock. Furthermore, our proposal represents a 35.7% premium over the closing price of Essendant’s common stock on the day immc:uiatdy prior to the announcement of the proposed business combination with S.P. Richards.

Our controlling stockholder, Sycamore Partners, has significant experience in public-to-private transactions of this nature and each of Sycamore Partners’ Investment Committee and our board of directors has unanimously approved this proposal and authorized us to proceed expeditiously. We do not require any third party financing or financing approvals to consummate the transaction and intend to fund the transaction with available funds.

We understand that Essendant is currently party to a merger agreement with Genuine Parts Company (“GPC”). Although such merger agreement has not yet been made publicly available, based on the description of such agreement in Essendant’s Current Report on Form 8-K filed on April 12, 2018 (the “8-K”), we are confident that our proposal constitutes a superior proposal or could reasonably be expected to lead to a superior proposal under the terms of that merger agreement for reasons including the following:

•	our proposal delivers a significant premium and a significantly higher value for Essendant’s stockholders than the proposed GPC transaction;

•	our proposal delivers greater certainty of value than the GPC transaction because it is 100% cash; and

•	our proposal provides greater certainty of closing than the GPC transaction because the GPC transaction is effectively a “merger to monopoly” that will incite significant customer opposition and therefore faces substantial antitrust hurdles that are likely to jeopardize closing. Unlike the GPC transaction, we are confident that any regulatory requirements will be met in a timely manner since we believe a business combination of Staples and Essendant will likely generate significant cost savings, such as lower cost of goods sold, and other synergies, and will not lessen competition.

Staples, Inc.	500 Staples Drive, Framingham, MA 01702

Essendant Inc.

April 17, 2018

We are confident that, after you have considered our proposal, you will agree that its terms are considerably more attractive to your stockholders than the proposed GPC transaction and that our proposal constitutes a superior proposal under your existing merger agreement. Based on the description of the existing merger agreement in the 8-K, we expect that once you have provided appropriate notice to GPC under your merger agreement, you will authorize your management to enter into discussions with us and provide information to us, subject to our entering into a customary confidentiality agreement with you. We respectfully request that you (i) publicly file the existing merger agreement and (ii) make the determination that our proposal is superior to the terms of the GPC transaction, in each case, as soon as possible. We are prepared to enter into a customary confidentiality agreement with you so long as it does not contain a “standstill” or similar limitation and, promptly following the termination of your agreement with GPC, enter into a merger agreement that would provide greater value to your stockholders.

We believe we have completed all work that is feasible from an outside perspective. In order to finalize our proposal, we would need to complete customary confirmatory due diligence based on non-public information, which we would commence immediately and believe could be completed expeditiously. Other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until a merger agreement is executed by Essendant and Staples.

We and our advisors are ready to meet with you and your advisors at any time to discuss this proposal and answer any questions you may have. We look forward to hearing from you.

Sincerely,

Staples, Inc.

/s/ Stefan Kaluzny
Stefan Kaluzny Director

cc:

Charles K. Crovitz

Chairman of the Board of Directors of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Staples, Inc.	500 Staples Drive, Framingham, MA 01702